UNITED STATES OF AMERICA

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on April 5, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

We hereby inform you that Mr. Kendrick T. Wallace has resigned from his position as Director of Sociedad Química y Minera de Chile S.A. This took place as of this same date for personal reasons.

We notify this to you as an Essential Fact pursuant to that set forth in Articles 9 and 10 of the Law N° 18,045 and Rule N° 30 of the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros).

We are at your full disposition to clarify any additional aspect that you may deem pertinent in regard to the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: April 8, 2013.